Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

April 6, 2006
Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Fourth Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: April 6, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 3, 2006. On behalf of the Company, on April 6, 2006, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1. Revision made in accordance with your comment. We have deleted this statement.
Risk Factors
(2) We May Not Be Able to Fully Implement Our Business Plan Due to Our Limited Experience in Commercial Building Maintenance and Cleaning. Page 2
2. Revision made in accordance with your comment. We have made a partial deletion and added further disclosure.
(3) We Have Generated Minimal Profits Since Inception....Page 2
3. Revisions made in accordance with your comment. We have added this specific disclosure throughout the prospectus.
(5)Our Competitors Have Greater Financial Resources Than We Do...Page 3
4. Revisions made in accordance with your comment. Additional disclosure has been added.
(6) There are Relationships....Page 4
5. This disclosure was still unclear and we have made a revision in accordance with your comment.
6. This disclosure was unclear and a modification has been made in accordance with your comment.
(8) We Have No Set Minimum of Shares. . . . Page 4
7. Revision made in accordance with your comment.
Business

8. We previously deleted any reference  regarding a "key" banking industry contact.  Mr. Godels specifically requested this deletion so as to avoid any potential conflict for one of his contacts.  This section now contains only generic content relative to his contacts.

9. This disclosure was not clear so revision was made in accordance with your comment.
10. Revision made in accordance with your comment.
11. We amended this disclosure made in accordance with your comment to clarify the move.
12. We deleted any reference to the "customizing of financial strategies" by Mr. Godels.
13. Revision made in accordance with your comment.
Management's Discussion and Analysis of Financial Condition and Plan of Operation
Results of Operations
General, Page 22
14. This disclosure was inconsistent and has been modified according to your comment.
Liquidity and Capital Resources
15. We modified this disclosure according to your comment.
Financial Statements - December 31, 2005
Note F - Earnings per Common Share, Page F-8
16. Revision made in accordance with your comment.
Financial Statements - December 31, 2004
Note F - Fixed Asset Dispositions, page F-15
17. Revision made in accordance with your comment.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-3
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.3: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.